Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Twelve Months Ended December 31, 2015

HAMILTON, Bermuda, Feb. 3, 2016 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced results for the three and twelve months ended December 31, 2015.

Highlights

  Reported a net profit of $5.4 million for the three months ended December 31, 2015, or $0.21 basic and diluted earnings per share, as compared to $1.9 million, or $0.07 basic and diluted earnings per share, for the three months ended December 31, 2014. The Company reported EBITDA (see Non-GAAP Measures section below) of $17.1 million for the three months ended December 31, 2015, as compared to $8.0 million for the three months ended December 31, 2014.
  Reported a net profit of $32.0 million for the twelve months ended December 31, 2015, or $1.23 basic and diluted earnings per share, as compared to $1.7 million, or $0.07 basic and diluted earnings per share, for the twelve months ended December 31, 2014. The Company reported EBITDA (see Non-GAAP Measures section below) of $70.6 million for the twelve months ended December 31, 2015, an increase of $47.9 million from $22.7 million for the twelve months ended December 31, 2014.
  Delivered a strong chartering performance for the year, with spot and pool MR tankers earning approximately $21,548 per day for the twelve months ended December 31, 2015 with an average of 20 ships in operation.
  Took delivery of two vessels during the quarter. The Ardmore Chippewa, a 25,217 Dwt Eco-design IMO 2 product and chemical tanker, was delivered by Fukuoka Shipbuilding, Japan on November 13, 2015. The Ardmore Seahawk, a 49,999 Dwt Eco-design IMO 2/3 product and chemical tanker, was delivered by SPP Shipbuilding, Korea on November 16, 2015.
  Agreed terms for the sale of the 17,600 Dwt IMO 2 chemical tankers Ardmore Calypso and the Ardmore Capella. The en bloc sale price for the two vessels is $38.5 million, resulting in a net gain when the vessels deliver to the buyers in the second quarter of 2016.
  Completed a refinancing of substantially all of the Company's outstanding debt in January 2016, which strengthened the Company's financial flexibility by extending debt maturities to 2022 and smoothing out the repayment profile, providing additional borrowing capacity to support accretive growth, and lowering the Company's cost of debt. The refinancing will reduce interest expense by approximately $2 million in 2016 and improve the Company's surplus cash flow by approximately $6 million over the same period.
  Declared a cash dividend of $0.13 per common share for the quarter ended December 31, 2015. The dividend will be paid on February 29, 2016 to all shareholders of record on February 15, 2016.

Anthony Gurnee, the Company's Chief Executive Officer commented:

"We are pleased to report record profits for the full year 2015, which are attributable to well-timed fleet growth, a highly efficient operating platform, and successful execution of our chartering strategy in strong market conditions. During the year, we also instituted a new dividend policy to enable investors to fully participate in and benefit from this earnings growth. With a constant payout ratio of 60% of earnings, we have significantly increased our dividend while maintaining the ability to capitalize on attractive growth opportunities.

Following a seasonal pullback in rates early in the fourth quarter, the charter rate environment firmed once again in the latter part of the quarter and into early 2016. Demand continues to be strong, driven by underlying secular demand growth resulting from Middle East refinery expansion, a growing dislocation of refined product production versus consumption, and continuing regional product-slate imbalances. The new oil market, characterized by oil price volatility and supply-chain congestion, continues to bolster demand and is expected to persist for the foreseeable future. Meanwhile, we believe that product tanker supply growth has peaked and the MR orderbook now stands at approximately 9.5% of standing capacity, which is the lowest level in 15 years and is the least of all tanker sectors. Given the increasing disparity between solid demand growth for refined product transportation and the shrinking orderbook, we remain bullish on the market for the duration of 2016 and beyond."

Anthony Gurnee continued: "We continue to seek ways to build shareholder value, most recently by completing a refinancing of $344 million of senior debt, which strengthens our balance sheet and financial flexibility by reducing our interest costs by $2 million in 2016, extending maturities until 2022, and providing additional financing for growth. With our substantial year-on-year increase in revenue days for 2016, a strong charter rate environment for our high-quality MR tanker fleet, and an improved cost of capital as a result of the refinancing, Ardmore is well positioned to continue generating strong returns and creating substantial value for shareholders."

Summary of Recent and Fourth Quarter 2015 Events

Fleet

Deliveries

The Company took delivery of two vessels in the fourth quarter. The average age of our fleet as at January 27, 2016 is 4.6 years.

On November 13, 2015, Ardmore took delivery of the Ardmore Chippewa (N-2067), a 25,217 Dwt Eco-design IMO 2 product and chemical tanker. The vessel was constructed by Fukuoka Shipbuilding, Japan and, following delivery, the Ardmore Chippewa commenced employment on a one-year time charter.

On November 16, 2015, Ardmore took delivery of the Ardmore Seahawk (S-1172), a 49,999 Dwt Eco-design IMO 2/3 product and chemical tanker. The vessel was constructed by SPP Shipbuilding, Korea and, following delivery, the Ardmore Seahawk commenced employment in a pool.

Fleet Operations and Employment

The Company has twenty-four vessels currently in operation, comprising fifteen MR tankers ranging from 45,000 Dwt to 49,999 Dwt (nine Eco-design and six Eco-mod) and nine product and chemical tankers ranging from 17,000 Dwt to 38,000 Dwt (six Eco-design and three Eco-mod).

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the fourth quarter, the Company had twelve MR tankers trading in the spot market or in pools, and three MR tankers employed on time charters. The twelve spot or pool trading MR tankers, comprising seven Eco-Design and five Eco-Mod, earned an average of $18,508 per day. Overall for the quarter, across all employment types, our nine Eco-Design MR tankers earned $17,664 per day, and our six Eco-Mod MR tankers earned $16,875 per day.

In the first quarter of 2016, the Company expects to have 78% of its revenue days for its MR Eco-Design tankers employed in the spot market or in pools. The remaining 22% of revenue days are expected to be employed on time charters at an average rate of $17,584 per day. For Eco-Mod MR tankers, the company estimates that 89% of revenue days are expected to be employed in the spot market. The remaining 11% of revenue days are expected to be employed on time charters at an average rate of $14,799 per day.

Product / Chemical Tankers (IMO 2: 17,000 Dwt – 38,000 Dwt)

At the end of the fourth quarter of 2015, the Company had nine IMO 2 product and chemical tankers in operation (six Eco-Design and three Eco-Mod), five of which were trading in pools and four of which were employed on time charters. During the fourth quarter of 2015, across all employment types, the Company's six Eco-Design product and chemical vessels earned an average daily rate of $17,788 per day, and the three Eco-mod product and chemical vessels earned an average daily rate of $13,186 per day.

For the first quarter of 2016, the Company expects to have approximately 50% of revenue days for the Eco-design product and chemical tankers employed in a pool. The remaining 50% of revenue days are expected to be covered by time charter employment at an average rate of $16,455 per day. For the Eco-mod product and chemical tankers, the Company expects approximately 56% of revenue days to be employed in a pool or the spot market. The remaining 44% of revenue days are expected to be employed on time charters at an average rate of $12,500 per day.

Drydocking

The Company had 49 drydock days in the fourth quarter of 2015. Ardmore expects one scheduled drydocking in the first quarter of 2016.

Financing

Ardmore drew down $41.8 million of debt in the fourth quarter, in line with vessel deliveries.

In January 2016, the Company completed a refinancing of substantially all of its outstanding debt, comprising two senior secured term loan agreements of $364 million in the aggregate. The two loans provide for a significant reduction in margin, a smoothed out repayment profile and the extension of loan maturities until 2022. The first facility consists of $213 million of funded debt from ABN AMRO and DVB Bank, including an incremental commitment of $20 million to fund future acquisitions. The second facility consists of $151 million of funded debt from Nordea Bank and Skandinaviska Enskilda Banken ("SEB"). The covenants and other conditions of both facilities are consistent with those of the Company's prior credit facilities, and both contain accordion options whereby the facilities' amounts can, subject to lender's consent, be increased to finance the acquisition of additional vessels by Ardmore.

Sale of Ardmore Calypso and Ardmore Capella

In October 2015, the Company agreed terms for the sale of two 17,600 Dwt IMO 2 chemical tankers, Ardmore Calypso and Ardmore Capella. The en bloc sale price for the two vessels is $38.5 million, resulting in a net gain when the vessels deliver to the buyers in the second quarter of 2016. The vessels are held as available for sale and will continue to be operated by Ardmore until delivery to the buyers.

Dividend

On February 3, 2016, Ardmore's Board of Directors declared a cash dividend of $0.13 per share for the quarter ended December 31, 2015. The dividend is payable on February 29, 2016 to all shareholders of record on February 15, 2016.

Results for the three months ended December 31, 2015 and 2014

The Company reported a net profit of $5.4 million, or $0.21 basic and diluted earnings per share, for the three months ended December 31, 2015, as compared to $1.9 million, or $0.07 basic and diluted earnings per share, for the three months ended December 31, 2014. For the three months ended December 31, 2015, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $17.1 million, an increase of $9.1 million from $8.0 million for the three months ended December 31, 2014.

Results for the twelve months ended December 31, 2015 and 2014

The Company reported a net profit of $32.0 million, or $1.23 basic and diluted earnings per share, for the twelve months ended December 31, 2015, as compared to a net profit of $1.7 million, or $0.07 basic and diluted earnings per share, for the twelve months ended December 31, 2014. For the twelve months ended December 31, 2015, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $70.6 million, an increase of $47.9 million from $22.7 million for the twelve months ended December 31, 2014.

Management's Discussion and Analysis of Financial Results for the three months ended December 31, 2015 and 2014

Revenue. Revenue for the three months ended December 31, 2015 was $41.8 million, an increase of $19.5 million from $22.3 million for the three months ended December 31, 2014. The increase is due to an increase in the average number of owned vessels to 23 for the three months ended December 31, 2015, from 14 for the three months ended December 31, 2014, improving market conditions and an increase in earnings per day generated by vessels employed in the spot market. We had eight vessels employed directly in the spot market as at December 31, 2015 and had three vessels employed directly in the spot market as at December 31, 2014. For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering arrangements and pools, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs. Commissions and voyage related costs were $7.5 million for the three months ended December 31, 2015, an increase of $4.1 million from $3.4 million for the three months ended December 31, 2014. This increase is primarily due to 787 additional revenue days in the fourth quarter of 2015 as compared to the fourth quarter of 2014, in line with the additional vessel deliveries noted above. In addition, the increase in spot employed vessels significantly increases commissions and voyage related expenses, as in direct spot employment all voyage expenses are borne by us as opposed to the charterer, while under time chartering arrangements and pools, the charterer typically pays voyage expenses.

TCE rate. The TCE rate for our fleet was $16,967 per day for the three months ended December 31, 2015, increasing by $1,640 per day from $15,327 per day for the three months ended December 31, 2014.

Vessel operating expenses. Vessel operating expenses were $14.0 million for the three months ended December 31, 2015, an increase of $5.0 million from $9.0 million for the three months ended December 31, 2014. This increase is primarily due to an increase in the number of vessels in operation for the three months ended December 31, 2015. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,503 for the three months ended December 31, 2015, as compared to $6,853 for the three months ended December 31, 2014.

Depreciation. Depreciation expense for the three months ended December 31, 2015 was $6.9 million, an increase of $2.6 million from $4.3 million for the three months ended December 31, 2014. The increase is primarily due to an increase in the average number of owned vessels to 23 for the three months ended December 31, 2015, from 14 for the three months ended December 31, 2014.

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure for the three months ended December 31, 2015 was $0.5 million, as compared to $0.6 million for the three months ended December 31, 2014. This decrease is due to the timing of scheduled drydockings occurring across the fleet. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses. General and administrative expenses for the three months ended December 31, 2015 were $3.1 million, as compared to $1.9 million for the three months ended December 31, 2014. The increase reflects additional costs associated with operating a growing fleet.

Interest expense and finance costs. Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred financing fees and are net of capitalized interest) for the three months ended December 31, 2015 were $4.3 million, as compared to $1.2 million for the three months ended December 31, 2014. Cash interest expense increased by $1.9 million from $2.1 million for the three months ended December 31, 2014 to $4.0 million for the three months ended December 31, 2015. This was the result of an increase in the average debt balance following the delivery of 10 vessels since December 31, 2014. Capitalized interest, which relates to vessels under construction, amounted to $0.2 million for the three months ended December 31, 2015, as compared to $1.2 million for the three months ended December 31, 2014. This decrease is due to the final two vessels under construction delivering during the quarter. Amortization of deferred financing charges for the three months ended December 31, 2015 was $0.5 million, as compared to $0.3 million for the three months ended December 31, 2014.

Liquidity

As of December 31, 2015, the Company had $40.1 million (December 31, 2014: $59.9 million) available in cash and cash equivalents. The following debt and capital lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Dec 31, 2015	Dec 31, 2014
Debt	388,242,404	196,464,994
Capital Leases	26,771,911	28,437,721
Total	415,014,315	224,902,715

Conference Call

The Company plans to have a conference call on February 3, 2016 at 10.00 a.m. Eastern Time to discuss its results for the quarter ended December 31, 2015. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing Ardmore Shipping.
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available on the Company's website or through February 10, 2016 at 877-344-7529 or 412-317-0088. Enter the passcode 10080251 to access the audio replay. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping owns and operates a fleet of mid-size product and chemical tankers ranging from approximately 17,000 Dwt to 50,000 Dwt. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Dec 31, 2015	Dec 31, 2014
Current assets
Vessels held for sale	37,083,985	-
Cash and cash equivalents	40,109,382	59,879,596
Receivables, trade	26,189,316	4,985,900
Working capital advances	3,475,000	500,000
Prepayments	1,042,359	683,762
Advances and deposits	3,511,872	3,052,992
Other receivables	23,953	636,464
Inventories	3,969,483	2,486,340
Total current assets	115,405,350	72,225,054

Non-current assets
Vessels and vessel equipment, net	658,628,933	371,618,023
Deferred drydock expenditure, net	3,730,374	4,229,617
Vessels under construction	-	113,985,986
Other non-current assets, net	432,951	156,311
Total non-current assets	662,792,258	489,989,937

TOTAL ASSETS	778,197,608	562,214,991

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	12,482,540	7,038,621
Charter revenue received in advance	1,192,317	1,542,863
Other payables	144,932	648,105
Accrued interest on loans	1,752,226	882,594
Current portion of long-term debt	27,514,500	17,876,390
Current portion of capital lease obligations	26,771,911	1,621,076
Total current liabilities	69,858,426	29,609,649

Non-current liabilities
Non-current portion of long-term debt	360,727,904	178,588,604
Non-current portion of capital lease obligations	-	26,816,645
Total non-current liabilities	360,727,904	205,405,249

Equity
Share capital	263,297	261,000
Additional paid in capital	338,226,370	339,082,131
Treasury stock	(1,278,546)	(1,278,546)
Accumulated surplus / (deficit)	10,400,157	(10,864,492)
Total equity	347,611,278	327,200,093

TOTAL LIABILITIES AND EQUITY	778,197,608	562,214,991

Ardmore Shipping Corporation
Unaudited Condensed Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
REVENUE
Revenue	41,771,399	22,250,566	157,882,259	67,326,634

OPERATING EXPENSES
Commissions and voyage related costs	7,510,213	3,388,081	30,137,173	7,004,045
Vessel operating expenses	14,006,468	9,017,198	46,416,510	29,447,876
Depreciation	6,905,001	4,349,854	24,157,022	14,854,885
Amortization of deferred drydock expenditure	503,175	564,013	2,120,974	2,031,100
General and administrative expenses	3,112,688	1,890,432	10,748,622	8,178,666
Total operating expenses	32,037,545	19,209,578	113,580,301	61,516,572

Profit from operations	9,733,854	3,040,988	44,301,958	5,810,062

Interest expense and finance costs	(4,337,015)	(1,172,531)	(12,282,704)	(4,119,283)
Interest income	4,883	3,067	15,571	16,444

Profit before taxes	5,401,722	1,871,524	32,034,825	1,707,223

Income tax	(36,172)	(9,641)	(79,860)	(46,749)

Net profit	5,365,550	1,861,883	31,954,965	1,660,474

Earnings per share, basic and diluted	0.21	0.07	1.23	0.07
Weighted average number of shares outstanding, basic and diluted	26,159,808	26,047,244	26,059,122	24,547,661

Ardmore Shipping Corporation
Unaudited Condensed Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Twelve months ended
	Dec 31, 2015	Dec 31, 2014
OPERATING ACTIVITIES
Net profit	31,954,965	1,660,474
Non-cash items:
Depreciation	24,157,022	14,854,885
Amortization of deferred drydock expenditure	2,120,974	2,031,100
Share based compensation	1,436,505	1,383,121
Amortization of deferred finance charges	1,711,481	917,675
Changes in operating assets and liabilities:
Receivables, trade	(21,203,417)	(4,242,494)
Working capital advances	(2,975,000)	34,571
Prepayments	(358,597)	(212,199)
Advances and deposits	(458,880)	(1,158,675)
Other receivables	612,511	(314,654)
Inventories	(1,483,143)	(1,354,874)
Payables, trade	5,443,919	3,039,310
Charter revenue received in advance	(350,546)	(263,737)
Other payables	(503,173)	642,669
Accrued interest on loans	869,633	325,434
Deferred drydock expenditure	(3,314,568)	(4,921,479)
Net cash provided by operating activities	37,659,686	12,421,127

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(232,497,213)	(152,222,866)
Payments for vessels under construction	-	(57,463,397)
Payments for other non-current assets	(352,521)	(55,266)
Net cash used in investing activities	(232,849,734)	(209,741,529)

FINANCING ACTIVITIES
Proceeds from long-term debt	216,490,000	128,625,000
Repayments of long term debt	(24,753,641)	(12,756,732)
Repayments of capital leases	(1,702,981)	(1,578,686)
Payments for deferred finance charges	(1,633,259)	(5,748,816)
Net proceeds from equity offering	-	102,711,933
Payment of dividend	(12,980,285)	(9,635,000)
Payments for treasury stock	-	(1,278,546)
Net cash provided by financing activities	175,419,834	200,339,153

Net (decrease) / increase in cash and cash equivalents	(19,770,214)	3,018,751

Cash and cash equivalents at the beginning of the year	59,879,596	56,860,845

Cash and cash equivalents at the end of the year	40,109,382	59,879,596

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
EBITDA (1)	17,142,030	7,954,855	70,579,954	22,696,047

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	16,967	15,327	18,309	14,393

Fleet operating costs per day (3)	6,133	6,500	5,976	6,197
Technical management fees per day (4)	370	353	357	359
	6,503	6,853	6,333	6,556

MR Tankers Spot & Pool TCE per day (5)	18,508	18,849	21,548	16,508

MR Tankers Eco-Design
TCE per day (2)	17,664	16,855	19,149	15,913
Vessel operating costs per day (6)	6,310	6,480	6,128	5,835

MR Tankers Eco-Mod
TCE per day (2)	16,875	15,756	20,223	14,793
Vessel operating costs per day (6)	6,741	6,608	6,676	6,499

Prod/Chem Tankers Eco-Design (25k - 37k Dwt)
TCE per day (2)	17,788	-	17,507	-
Vessel operating costs per day (6)	6,289	-	6,030	-

Prod/Chem Tankers Eco-Mod (17k - 29k Dwt)
TCE per day (2)	13,186	11,426	13,417	11,404
Vessel operating costs per day (6)	6,965	6,317	6,556	6,246

FLEET
Upgrades and enhancements expensed	240,654	191,331	915,677	586,446

Average number of owned operating vessels	23.3	14.0	19.8	12.1

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)

Spot and Pool Time Charter Equivalent ("TCE") daily rate is the gross spot charter rate and gross pool rate per revenue day, less voyage expenses. TCE for voyages in progress is calculated with expenses pro-rated over the length of the voyage. For financial reporting purposes, expenses are booked as incurred, in accordance with accounting policy.

(6)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation
Fleet List as at January 27, 2016

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod
Total	24	969,953

Non-GAAP Measures

This press release describes EBITDA, which is not a measure prepared in accordance with U.S. GAAP and is reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

This non-GAAP measure is presented in this press release as the Company believes that it provides investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. This non-GAAP measure should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

EBITDA	Three months ended		Twelve months ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014

Net profit	5,365,550	1,861,883	31,954,965	1,660,474
Interest income	(4,883)	(3,067)	(15,571)	(16,444)
Interest expense and finance costs	4,337,015	1,172,531	12,282,704	4,119,283
Income tax	36,172	9,641	79,860	46,749
Depreciation	6,905,001	4,349,854	24,157,022	14,854,885
Amortization of deferred drydock expenditure	503,175	564,013	2,120,974	2,031,100
EBITDA	17,142,030	7,954,855	70,579,954	22,696,047

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com